Exhibit to Accompany
Item 77C
Form N-SAR
THE MARSICO INVESTMENT FUND
(the "Funds")


Results of the Shareholder Meeting

A special meeting of shareholders of the Fund was held on November 9, 2000.

The matters voted on by the shareholders of record as of August
14, 2000 and the results of the vote at the shareholder meeting held on November 9, 2000 were as follows:

Approval of the new investment advisory and management agreement between the Marsico Investment Fund and Marsico Capital Management, LLC.

Focus Fund
For	98,055,380
Against	 2,492,636
Abstain	 1,893,727

Growth & Income Fund
For	38,787,259
Against	   697,063
Abstain	   774,563

21st Century Fund
For	8,051,199
Against	  271,846
Abstain	  135,273

International Opportunity Fund
For	956,965
Against	 16,237
Abstain	  7,620